UNITED STATES OF AMERICA
                       SECURITITES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of October 2003

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                               Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

      The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 7 October 2003 announcing Quinenco Group Day at the New York Stock Exchange

[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE
For further information contact:

Cindi Freeman
Investor Relations
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

                       QUINENCO TO HOST QUINENCO GROUP DAY
                         AT THE NEW YORK STOCK EXCHANGE

October 7, 2003 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) announced that on October 16, 2003, it will host "Quinenco Group Day at the New York Stock Exchange". The event will feature presentations from several group companies including:

      o     Quinenco S.A. (NYSE: LQ)
            Francisco Perez Mackenna, Chief Executive Officer

      o     Banco de Chile (NYSE: BCH)
            Pablo Granifo, Chief Executive Officer

      o     CCU S.A. (NYSE: CU)
            Patricio Jottar, Chief Executive Officer

      o     Madeco S.A. (NYSE:MAD)
            Jorge Tagle, Chief Financial Officer

      o     Telefonica del Sur S.A.
            Luis Hernan Paul, Member of the Board of Directors of Telefonica del Sur

The event, which is by invitation only, will take place from 12pm to 3pm. Following the event, the presentations will be available over the internet at www.quinenco.cl.

If you have any questions or if you would like an invitation to the Quinenco Group Day event, please direct all inquiries to i-advize Corporate Communications at (212) 406-3690.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications, manufacturing and real estate and hotel administration.

                                        #

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                           By: /s/ Luis Fernando Antunez
                                           -------------------------------------

                                           Name: Luis Fernando Antunez
                                           Title: Authorized Representative

Dated: October 7, 2003